As filed with the Securities and Exchange Commission on April 15, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

THE SANDS REGENT

(Exact Name of Registrant as Specified in Its Charter)

Nevada	88-0201135
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

345 North Arlington Avenue

Reno, Nevada 89501

(775) 348-2200

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Ferenc B. Szony

President and Chief Executive Officer

345 North Arlington Avenue

Reno, Nevada 89501

(775) 348-2200

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Patrick T. Seaver, Esq.

Latham & Watkins LLP

650 Town Center Drive, Twentieth Floor

Costa Mesa, California 92626

(714) 540-1235

Approximate date of commencement of proposed sale to the public: As soon as practical after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per unit		Proposed maximum aggregate offering price	Amount of registration fee

common stock	500,000 shares		$8.22	(1)	$4,110,000	$520.74

common stock issuable upon conversion of the Note	246,012 shares	(2)	$8.22		$2,022,219	$256.22

common stock issuable upon exercise of Warrants	100,000 shares		$8.22	(3)	$822,000	$104.15

Total	846,012 shares				$6,954,219	$881.11

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales prices of the Registrant’s common stock on the Nasdaq SmallCap Market on April 13, 2004, which was approximately $8.22.
(2)	Represents the number of shares of common stock currently issuable upon conversion of the note. Pursuant to Rule 416(a) under the Securities Act, the registrant is also registering such indeterminable number of shares of common stock as may be issued from time to time upon conversion of the note as a result of dilution resulting from stock splits, stock dividends or similar transactions. No additional consideration will be received for the common stock, and therefore no registration fee is required pursuant to Rule 457(i).
(3)	The exercise price of the warrants, used for the purpose of calculating the amount of the registration fee in accordance with Rule 457(g) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated April 15, 2004

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

UP TO 846,012 SHARES OF

THE SANDS REGENT

COMMON STOCK

Our common stock, par value $.10, is traded on the Nasdaq SmallCap Market under the symbol “SNDS.” On April 14, 2004, the closing price of our common stock was $8.19.

This prospectus relates to the sale of up to 846,012 shares of our common stock by the selling shareholder named in this prospectus. The securities which are convertible or exercisable for the shares of our common stock which are being offered by this prospectus were issued to the selling shareholder pursuant to a financing transaction. See “Issuance of Common Stock to Selling Shareholder” on page 4. We will not receive any of the proceeds from the sale of these shares.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2004

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than contained or incorporated by reference in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has not been any change in the affairs of the Company since the date hereof.

THE SANDS REGENT

The Sands Regent and subsidiaries (“we” and “our”) operate casino/tourist-based facilities through its wholly-owned subsidiaries, Zante, Inc., which owns and operates the Sands Regency Casino Hotel (the “Sands”) in downtown Reno, Nevada, and Last Chance, Inc., which operates the Gold Ranch Casino and RV Resort (the “Gold Ranch”) located in Verdi, Nevada.

As of December 31, 2003, the Sands Regency Casino Hotel had approximately 29,000 square feet of gaming space and a full selection of gaming alternatives including 587 slot machines, 19 table games, keno, bingo, and a sportsbook operated by Leroy’s Sportsbooks. Additionally, as of December 31, 2003, the Sands Regency Casino Hotel resort complex had 836 hotel rooms, including 29 suites, a health spa, and a large outdoor swimming pool. Dining options at the Sands includes a Tony Roma’s, Famous for Rib’s, restaurant; Cabana Café, a coffee house/deli-style restaurant; a licensed Pizza Hut pizza restaurant; and Antonia’s, Very Italian Buffet. The property also has a Mels the Original, diner style restaurant, and an Arby’s convenience style restaurant, which are operated by third parties. As of December 31, 2003, the facility also included an entertainment cabaret, three cocktail lounges, and approximately 12,000 square feet of convention and meeting space. Third parties lease space from the Sands Regency Casino Hotel and operate a car rental business, a bicycle and ski rental shop, a beauty shop, and a video arcade. As of December 31, 2003, the Sands Regency Casino Hotel resort complex contained multiple parking areas, including a parking garage, with a total combined capacity for approximately 1,000 vehicles.

As of December 31, 2003, Gold Ranch offers approximately 256 slot machines in an 8,000 square foot casino, two restaurants, two bars, a 105-space RV park, a California lottery station, an ARCO gas station, a convenience store, and a Jack-in-the-Box restaurant which is leased to a third party. Gold Ranch’s guests include both tourists and local residents with local residents generating, as of December 31, 2003, approximately 60% of the property’s casino patronage. Gold Ranch attempts to attract local residents through mid-week promotions geared toward enhancing local play mainly through lottery, casino, and restaurant programs. Tourist programs emphasize the RV park, casino and food cross-promotions.

Both of our operations are conducted 24 hours a day, every day of the year. The primary source of revenue and income to the Company is its gaming activities, although the hotel, RV park, bars, shops, restaurants, convenience store, gas station and other services are important in supplementing its gaming activities revenue. Our operating and marketing philosophy emphasizes high volume business, offering large, attractive hotel rooms at reasonable prices to group, air wholesale and motor coach business primarily from Western Canada, the Pacific Northwest and Northern California. Although we offer, on a very limited basis, complimentary hotel accommodations to select customers, no third party group arrangements known as “junkets” are conducted, and in general, we do not extended credit to our gaming clientele.

The gaming industry in which we operate is highly competitive, and includes many large, well-established companies pursuing the same customer base we are pursuing. See “Risk Factors” below.

This prospectus relates to the sale of up to 846,012 shares of our common stock by the shareholder identified under the heading “Selling Shareholder” below. The securities were issued and sold to the selling shareholder in a private placement transaction.

We were incorporated in Nevada in 1984. Our executive offices are located at 345 North Arlington Avenue, Reno, Nevada 89501. Our telephone number is (775) 348-2200. Our web site address is www.sandsregency.com. Information contained in our web site does not constitute part of this prospectus.

Recent Developments

On December 8, 2003, we signed an agreement with Alliance Gaming Corporation to purchase the Rail City Casino (“Rail City”) in Sparks, Nevada. Rail City Casino has approximately 16,600 square feet of gaming space housing 550 slots, 7 table games, keno, a sports book, the Club Car family-style restaurant and the Side Trax Lounge. The purchase price of the transaction is approximately $38 million, consisting of approximately $37 million in cash and approximately $1 million in subordinated debt carried by the seller. The final purchase price will be based on the twelve-month financial performance of Rail City prior to the closing of the sale. The transaction is expected to close in May 2004.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider the risks described below and the other information contained in this prospectus carefully before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results would be materially harmed. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.

Our business may be adversely impacted if the Reno economy declines.

We heavily market to and rely upon business from Reno area residents. In recent years, Reno has enjoyed robust business growth and has attracted a number of technology, product distribution and marketing companies. These businesses have created jobs and helped fuel residential development, including the Reno metropolitan area. Should there be negative changes in the business and job conditions in Reno, our locals business, which is a substantial part of our overall business, could be adversely impacted.

We may be unable to complete the Rail City acquisition, experience difficulties in integrating Rail City and/or experience significant charges to earnings that may adversely affect our stock price and financial condition.

Acquisitions typically entail many risks and could result in difficulties in integrating the operations and personnel of acquired companies. If we are not able to successfully integrate Rail City, we may not obtain the advantages that the acquisition was intended to create, which may adversely affect our business, results of operations, financial condition and cash flows and the market price of our stock. In addition, in connection with acquisition, we could experience disruption in our business or employee base.

In addition, as a result of the Rail City acquisition we have experienced, and will likely continue to experience, significant charges to earnings for merger and related expenses that may include transaction costs or closure costs. These costs may include substantial fees for investment bankers, attorneys, accountants and financial printing costs. Charges that we may incur in connection with acquisition could adversely affect our results of operations for particular quarterly or annual periods.

Our substantial indebtedness after the Rail City acquisition could adversely affect our operations and financial results.

Our outstanding debt as of December 31, 2003 was approximately $6.9 million. After the Rail City acquisition, we expect our debt to increase to in excess of $44 million. As a result of this increase in debt, demands on our cash resources will increase after the consummation of the acquisition. The increased levels of debt could, among other things:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, dividends, acquisitions and other purposes;
•	increase our vulnerability to, and limit flexibility in planning for, adverse economic and industry conditions;
•	create competitive disadvantages compared to other companies with lower debt levels; and
•	limit our ability to apply proceeds from an offering or asset sale to purposes other than the repayment of debt.

The gaming industry is highly competitive and increased competition could have a material adverse effect on our future operations.

The gaming industry is highly competitive. As competitive pressures from California Native American casinos increase, other Reno area casinos may intensify their targeting of the Reno area resident market, which is one of our key markets. Increased competitive pressures in the local market could adversely impact our ability to continue to attract local residents to our facilities, or require us to use more expensive and therefore less profitable promotions to compete more efficiently. In addition, Native American gaming facilities in California and other jurisdictions in some instances operate under regulatory requirements less stringent than those imposed on Nevada licensed casinos, which could afford them a competitive advantage in our markets.

Our business may be adversely impacted by expanded Native American gaming operations in California and the Pacific Northwest.

Our largest sources of tourist customers are California and the Pacific Northwest, including a large number who drive to Reno from the San Francisco and Sacramento metropolitan areas. The expansion of Native American casinos in California, Oregon, and Washington continues to have an impact on casino revenues in Nevada in general, and some analysts have predicted the impact will be significant on the Reno-Tahoe market. For example, Thunder Valley Casino, a large new Native American casino managed by Station Casinos, Inc., opened June 9, 2003, 110 miles west of Reno in Rocklin, California. The impact to the Company of this Native American casino and others is difficult to predict. However, our business would be adversely impacted if Thunder Valley and other California casinos attract patrons who would otherwise travel to Reno. In addition, a significant portion of our customer base is made up of Reno area residents. If other Reno area casinos lose business due to competition from Native American casinos, they may intensify their marketing efforts to Reno area residents as well, which could materially and adversely impact our business and financial results.

Adverse winter weather conditions in the Sierra Nevada Mountains and Reno-Lake Tahoe area could have a material adverse effect on our results of operations and financial condition.

Adverse winter weather conditions, particularly snowfall, can deter our customers from traveling or make it difficult for them to frequent our facilities. Adverse winter weather would most significantly affect our drive-in customers from northern California and the Pacific Northwest. If the Reno area itself were to experience prolonged adverse winter weather conditions, our results of operations and financial condition could also be materially adversely affected.

Terrorist attacks may seriously harm our business.

The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that created economic and business uncertainties, especially for the travel and tourism industry. The potential for future terrorist attacks, the national and international responses, and other acts of war or hostility have created economic and political uncertainties that could materially adversely affect our business, results of operations, and financial condition in ways we currently cannot predict.

If we lose our key personnel, our business could be materially adversely affected.

We depend on the continued performance of our Chief Executive Officer and his management team. If we lose the services of our senior management personnel, and cannot replace such persons in a timely manner, our business could be materially adversely affected.

Our business is subject to restrictions and limitations imposed by gaming regulatory authorities that could adversely affect us.

The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The State of Nevada and the applicable local authorities require various licenses, registrations, permits and approvals to be held by us. The Nevada Gaming Commission may, among other things, limit, condition, suspend, or revoke or decline to renew a license for any cause deemed reasonable by such licensing authority. If we violate gaming laws or regulations, substantial fines could be levied against us and we could be forced to forfeit a portion of our assets. The suspension, revocation or non-renewal of any of our licenses or the levy on us of substantial fines or forfeiture of assets would have a material and adverse affect our business, financial condition and results of operations.

If the State of Nevada or the City of Reno increases gaming taxes and fees, our results of operations could be adversely affected.

State and local authorities raise a significant amount of revenue through taxes and fees on gaming activities. From time to time, legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. In addition, worsening economic conditions could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes. If the State of Nevada or the City of Reno were to increase gaming taxes and fees, our results of operations could be adversely affected.

Our operations continue to be negatively affected by the ongoing downtown Reno railroad trench project.

Work has begun on a project to build a trench through downtown Reno for the purpose of constructing a below grade rail transport corridor. Known as ReTRAC (Reno Transportation Railroad Access Corridor), the project is anticipated to take between 3-4 years to be completed. Currently, Union Pacific’s railroad tracks dissect downtown Reno, as well as the Sands Regency Hotel Casino’s parking facilities. ReTRAC has temporarily taken nearly 300 of the Sands parking spaces to build an interim railroad track known as the “shoo-fly”. We have also been informed that a small number of parking spaces and our pedestrian overpass structure will be permanently lost.

The law requires that we be given alternate parking or compensation for spaces and structures permanently or temporarily lost due to the project. In July 2003, the Sands received compensation amounting to approximately $583,000 for its contribution to the project. We believe that we may not have been compensated fully, and have given up none of our rights for recourse. Negotiations are continuing for a replacement bridge and additional parking, and as of the date of this registration statement, we are carefully monitoring the situation, and analyzing and reviewing our alternatives.

The effect of trench construction on downtown Reno’s business levels, and specifically the business levels of the Sands Regency Hotel Casino, is hard to quantify, as any potential downside due to customer inconvenience could be somewhat offset by opportunities, such as the effect this major construction project will have on the Reno area economy. In light of these uncertainties, we cannot provide any assurance that this project will not have an adverse material impact on our results of operations and financial condition.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include those noted in “Risk Factors” above and in the documents incorporated by reference.

We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that we are required to do so by law. We also may make additional disclosures in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we may file from time to time with the Securities and Exchange Commission, or SEC. Please also note that we provide a cautionary discussion of risks and uncertainties under the section entitled “Risk Factors” in our Annual Report on Form 10-K. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

ISSUANCE OF COMMON STOCK TO THE SELLING SHAREHOLDER

On March 25, 2004, we completed a financing pursuant to which we issued to David R. Belding (i) 500,000 shares of our common stock for $5.22 per share, (ii) a warrant to purchase up to 100,000 shares of our common stock at exercise price of $7.82 per share, and (iii) a secured convertible note in the amount of $1,604,000, which at a conversion price of $6.52 is convertible into 246,012 shares of our common stock. Under the terms of the warrant and secured convertible note, Mr. Belding is not entitled to exercise the warrant or convert the note into shares of common stock if, after giving effect to the exercise or conversion, he would beneficially own greater than 9.9% of the outstanding shares of our common stock. Pursuant to the stock purchase agreement which we entered into in connection with the financing, we have filed a registration statement, of which this prospectus forms a part, in order to permit the selling shareholder to resell to the public the shares of common stock he has or may acquire.

USE OF PROCEEDS

The proceeds from the sale of the common stock under this prospectus will belong to the selling shareholder. We will not receive any proceeds from such sales.

THE SELLING SHAREHOLDER

The selling shareholder may sell up to 846,012 shares of our common stock pursuant to this prospectus. The shares of our common stock offered by this prospectus were issued or may be issued to the selling shareholder in connection with the financing transaction described above under “Issuance of common stock to the selling shareholder.” We have no other material relationship with the selling shareholder.

The following table sets forth information regarding beneficial ownership of our common stock by the selling shareholder as of March 23, 2004. There were 5,146,555 shares of our common stock outstanding as of March 23, 2004.

	Shares of common stock Beneficially Owned Before Offering		Number of shares of common stock Offered Hereby	Shares of common stock Beneficially Owned Following the Offering
Name	Number	% of Class(1)		Number	% of Class
David R. Belding	571,500	9.9%	846,012	-0-	0.0%

(1)	Pursuant to the Warrant and Secured Convertible Note that we issued to Mr. Belding, he may not exercise the Warrant or convert the outstanding balance of the note into shares of our common stock if, after giving effect to the conversion or exercise, Mr. Belding would own greater than 9.9% of the outstanding shares of common stock.

PRO FORMA FINANCIAL DATA

On December 8, 2003, we signed an agreement with Alliance Gaming Corporation to purchase the Rail City Casino in Sparks, Nevada. The Rail City acquisition is scheduled to close in early May 2004, pending regulatory approval and the satisfaction of other customary closing conditions. As the acquisition is deemed “probable” under Rule 3-05 of Regulation S-X, we are including the following unaudited pro forma condensed consolidated financial statements that give effect to the acquisition of Rail City by us.

Additionally, on March 25, 2004, we completed a private placement of 500,000 shares of our common stock. In connection with the aforementioned private placement, we issued the purchaser a secured convertible promissory note in the principal amount of $1,604,000 and a warrant to purchase up to 100,000 shares of our common stock. The $4.2 million proceeds received from the transaction were used to pay off the balance of a subordinated note originally issued in connection with our purchase of the assets of Gold Ranch Casino and RV Resort in Verdi, Nevada.

The accompanying unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended June 30, 2003 and six months ended December 31, 2003 present our unaudited pro forma operating results as if the acquisition had occurred as of July 1, 2002. The accompanying unaudited Pro Forma Condensed Consolidated Balance Sheet presents our unaudited pro forma financial condition as if the acquisition had occurred as of December 31, 2003.

The unaudited pro forma adjustments are described in the accompanying notes. The unaudited pro forma adjustments represent our preliminary determination of the necessary adjustments and are based upon certain assumptions we consider reasonable under the circumstances. Final amounts may differ from those set forth below. The unaudited pro forma financial information presented does not consider any future events which may occur after the acquisition.

THE UNAUDITED PRO FORMA FINANCIAL INFORMATION IS PRESENTED FOR INFORMATIONAL PURPOSES ONLY AND IS NOT NECESSARILY INDICATIVE OF THE OPERATING RESULTS OR FINANCIAL POSITION THAT WOULD HAVE OCCURRED HAD THE TRANSACTION BEEN CONSUMMATED AT THE DATES INDICATED, NOR IS IT NECESSARILY INDICATIVE OF OUR FUTURE OPERATING RESULTS OR THE FINANCIAL POSITION OF FOLLOWING THE ACQUISITION.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the financial statements of Plantation Investments, Inc. dba Rail City Casino and the related notes thereto contained on pages F-1 to F-10 to this registration statement and prospectus and our financial statements filed on Form 10-K/A and incorporated herein by reference.

THE SANDS REGENT AND SUBSIDIARIES

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (unaudited)

AS OF DECEMBER 31, 2003

(Dollars in thousands)	Company Historical	Plantation Investments, Inc. dba Rail City Casino Historical	Adjustments associated with Investor transaction			Adjustments associated with purchase of Rail City			Pro Forma
ASSETS
Cash and cash equivalents	$3,407	$1,922		$(125	)(b)	$			$5,204
Accounts receivable, net of allowance	503	5							508
Inventories	636	73							709
Federal income tax refund receivable	20								20
Deferred tax assets		99					(99	)(d)	—
Prepaid expenses and other assets	1,217	488							1,705

Total current assets	5,783	2,587		(125)			(99)		8,146

Land	8,448	2,715					(929	)(c)	10,234
Buildings and improvements	41,333	6,622					(5,514	)(c)	42,441
Equipment, furniture and fixtures	20,920	6,996					(3,280	)(c)	24,636
Leasehold improvements		215					(215	)(c)	—
Construction in progress	79	40							119

Total property and equipment	70,780	16,588		—			(9,938)		77,430
Less accumulated depreciation	36,005	6,845					(6,845	)(c)	36,005

Property and equipment, net	34,775	9,743		—			(3,093)		41,425

Goodwill	11,018	1,754					27,267	(f)	40,039
Other intangibles	1,356	250					2,078	(f)	3,684
Due from parent		6,828					(6,828	)(d)	—
Other	1,464			47	(b)		700	(e)	2,211

Total other assets	13,838	8,832		47			23,217		45,934

Total assets	$54,396	$21,162		$(78)			$20,025		$95,505

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$3,012	$236	$			$			$3,248
Accrued salaries, wages and benefits	1,102	767							1,869
Deferred federal income tax liability	126								126
Current maturities of long-term debt	828			(828	)(a)		3,000	(e)	3,000

Total current liabilities	5,068	1,003		(828)			3,000		8,243
Long-term debt	6,060	—		(1,782	)(a)		37,184	(e)	41,099
				(363	)(g)
Deferred federal income tax liability	2,052	307					(307	)(d)	2,052

Total liabilities	13,180	1,310		(2,973)			39,877		51,394

Common stock	756	—		50	(a)				806
Additional paid-in capital	14,215			2,560	(a)				17,060
				(78	)(b)
				363	(g)
Retained earnings	48,603	19,852					(19,852	)(d)	48,603

	63,574	19,852		2,895			(19,852)		66,469
Treasury stock, at cost	(22,358)	—		—			—		(22,358)

Total stockholders’ equity	41,216	19,852		2,895			(19,852)		44,111

Total liabilities and stockholders’ equity	$54,396	$21,162		$(78)			$20,025		$95,505

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

THE SANDS REGENT AND SUBSIDIARIES

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)

FOR THE YEAR ENDED JUNE 30, 2003

(Dollars in thousands, except per share amount)	Company Historical	Plantation Investments, Inc. dba Rail City Casino Historical	Adjustments associated with Investor transaction			Adjustments associated with purchase of Rail City			Other Adjustments		Pro Forma
Operating revenues
Gaming	$27,184	$18,431	$			$			$(628	)(r)	$44,987
Lodging	8,878	—									8,878
Food and beverage	6,795	4,459									11,254
Fuel and convenience store	14,817	—									14,817
Other	1,640	302									1,942

Gross revenues	59,314	23,192		—			—		(628)		81,878
Promotional allowances	3,653	2,013									5,666

Net revenues	55,661	21,179		—			—		(628)		76,212

Operating expenses
Gaming	11,780	11,435							(4,091	)(r,s,t,u)	19,124
Lodging	4,147								—		4,147
Food and beverage	4,066	—							2,526	(s,t)	6,592
Fuel and convenience store	14,045								—		14,045
Other	582								—		582
Maintenance and utilities	4,201	—							1,196	(u)	5,397
General and administrative	9,018	3,639					84	(q)	(259	)(t)	12,482
Depreciation and amortization	3,530	1,141					(324	)(v)			4,347

	51,369	16,215		—			(240)		(628)		66,716

Income from operations	4,292	4,964		—			240		—		9,496

Other income (expense)
Interest expense	(1,216)	—		144	(o)		(2,524	)(p)			(3,669)
				(73	)(x)
Gain on previously reserved note receivable	413	—									413
Loss on settlement of non-recurring lawsuit	(547)	—									(547)
Loss on abandonment of new projects	(59)	—									(59)
Other income (loss)	(73)	64									(9)

	(1,482)	64		71			(2,524)		—		(3,871)

Income before income taxes	2,810	5,028		71			(2,284)		—		5,625
Income tax (provision) benefit	(942)	(1,719)		(24	)(z)		777	(z)	—		(1,908)

Net income (loss)	$1,868	$3,309		$47			$(1,507)		$—		$3,717

Net income (loss) per share
Basic	$0.38										$0.68
Diluted	0.36										0.64 (y)
Weighted average of shares outstanding
Basic	4,930,713										5,430,713
Diluted	5,196,478										5,942,490

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

THE SANDS REGENT AND SUBSIDIARIES

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)

FOR THE SIX-MONTHS ENDED DECEMBER 31, 2003

(Dollars in thousands, except per share amount)	Company Historical	Plantation Investments, Inc. dba Rail City Casino Historical	Adjustments associated with Investor transaction			Adjustments associated with purchase of Rail City			Other Adjustments		Pro Forma
Operating revenues
Gaming	$13,448	$9,926	$			$			$(298	)(r)	$23,076
Lodging	4,909	—									4,909
Food and beverage	3,225	2,284									5,509
Fuel and convenience store	8,177	—									8,177
Other	836	134									970

Gross revenues	30,595	12,344		—			—		(298)		42,641
Promotional allowances	1,930	1,097									3,027

Net revenues	28,665	11,247		—			—		(298)		39,614

Operating expenses
Gaming	5,917	6,061							(2,044	)(r,s,t,u)	9,934
Lodging	2,093	—									2,093
Food and beverage	2,153	—							1,214	(s,t)	3,367
Fuel and convenience store	7,712	—									7,712
Other	290	—									290
Maintenance and utilities	2,107	—							643	(u)	2,750
General and administrative	4,582	1,906					42	(q)	(111	)(t)	6,419
Depreciation and amortization	1,901	683					(275	)(v)			2,309

	26,755	8,650		—			(233)		(298)		34,874

Income from operations	1,910	2,597		—			233		—		4,740

Other income (expense)
Interest expense	(389)	—		72	(o)		(1,262	)(p)			(1,616)
				(37	)(x)
Gain on previously reserved note receivable	4,393	—									4,393
Loss on abandonment of new projects	(46)	—									(46)
Other income (loss)	(41)	4									(37)

	3,917	4		35			(1,262)		—		2,694

Income before income taxes	5,827	2,601		35			(1029)		—		7,434
Income tax (provision) benefit	(410)	(951)		(12	)(z)		350	(z)	—		(1,023)

Net income (loss)	$5,417	$1,650		$23			$(679)		$—		$6,411

Net income (loss) per share
Basic	$1.08										$1.16
Diluted	1.02										1.06 (y)
Weighted average of shares outstanding
Basic	5,017,938										5,517,938
Diluted	5,318,975										6,064,987

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

THE SANDS REGENT AND SUBSIDIARIES

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (unaudited)

These pro forma condensed consolidated statements of operations and condensed consolidated balance sheet include two material events.

1) We privately placed 500,000 shares of our common stock with David R. Belding (the, “Investor”) for $5.22 per share. Additionally, we also issued to the Investor a secured convertible promissory note in the principal amount of $1,604,000. The note, which will bear interest at a fixed rate of 7.5%, is convertible into our common stock at $6.52 per share under certain circumstances. Conversion of the note could result in an additional issuance of up to 246,012 shares of our common stock. Also as part of the transaction, the Investor received a warrant, exercisable for five years, to purchase up to 100,000 shares of our common stock at an exercise price of $7.82. The transaction documents provide that the Investor may not hold more than 9.9% of our outstanding common stock or other capital stock. The $4.2 million proceeds received from the transaction were used to pay off the balance of a subordinated note originally issued in connection with our purchase of the assets of Gold Ranch Casino and RV Resort in Verdi, Nevada that is currently held in favor of Prospector Gaming Enterprises, Inc. and others.

2) Subsequent to the transaction with the Investor, we intend to purchase 100% of the stock of Plantation Investments, Inc. dba Rail City Casino (“Rail City”) in Sparks, Nevada for $38 million plus net working capital purchased or assumed, financed with a new $42.0 million bank line of credit and $1.0 million in subordinated debt carried by the seller. The current balance on our bank debt, which as of the date of this filing is $2.4 million, will be satisfied with the new bank line of credit. We intend to close the Rail City acquisition in May 2004, pending regulatory approval and the satisfaction of other customary closing conditions.

The allocation of the purchase price, which is subject to change on a final valuation of the assets acquired and liabilities assumed as of the closing date, is as follows (in thousands):

Current assets	$2,488
Property and equipment	6,650
Goodwill	29,021
Intangible assets	2,328
Assumed liabilities	(1,003)

$39,484

The amount by which the purchase price exceeds the fair values of assets acquired and liabilities assumed is allocated to goodwill. The final determination of the purchase price allocation will be determined as soon as practicable after the closing date of the acquisition. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from those amounts presented in the unaudited Pro Forma Condensed Consolidated Financial Statements.

Certain of the pro forma adjustments incorporate our preliminary estimates of the fair value of the assets we are acquiring. Early indications are that the purchase price that we pay will be in excess of the fair value of Rail City’s assets acquired and liabilities assumed, and the excess will be assigned to non-amortizable goodwill and indefinite life intangible assets, however this is subject to an independent third-party valuation. To the extent that any amount is assigned to a tangible or definite life intangible asset, this amount may ultimately be depreciated or amortized, as appropriate, to earnings over the expected benefit period of the asset. To the extent that amounts are assigned to goodwill or indefinite life intangible assets, this amount would not be subject to either depreciation or amortization but would be subject to periodic impairment testing and, if necessary, would be written down to fair value should circumstances warrant.

The table below shows the potential increase in pro forma depreciation or amortization expense if certain amounts of the $31.3 million of goodwill and other indefinite life intangible assets identified in the pro forma financial statements were ultimately assigned to tangible or definite life intangible assets. For purposes of calculating this sensitivity analysis, we have applied the straight-line method of depreciation or amortization over an estimated useful life of 20 years to various fair values, and the diluted earnings per share has been tax affected using a 34% effective tax rate.

Amount allocated to fixed or intangible assets from goodwill and other indefinite life intangible assets preliminarily assigned	Increase in pro forma depreciation expense (000’s)	Decrease in pro forma earnings per share
$ 3.1 million or 10% of preliminary goodwill and other indefinite life assets	$103	$0.02
$ 6.3 million or 20% of preliminary goodwill and other indefinite life assets	$207	$0.04
$ 9.4 million or 30% of preliminary goodwill and other indefinite life assets	$310	$0.06

The following are annotated comments in reference to the unaudited pro forma condensed consolidated financial statements:

Balance sheet

(a)	Effect of the transaction with the Investor as summarized in item 1 above.

(b)	Transaction fee of $125,000 associated with the Investor transaction prorated between loan fees to be amortized of $47,000, and additional paid in capital of $78,000.

(c)	Adjustment in the basis of assets acquired with Rail City to fair market value and the elimination of accumulation depreciation associated with the Rail City assets.

(d)	Elimination of retained earnings and intercompany balances with Alliance Gaming, former parent company of Rail City and elimination of deferred taxes due to anticipated step-up of tax basis in connection with the acquisition.

(e)	Adjustment to reflect additional new bank debt and subordinated debt after the Rail City acquisition ($39,484,000 in conjunction with purchase and $700,000 in loan cost).

(f)	Elimination of previous goodwill and intangible balance and the recording of a new balance in connection with the Company’s stock purchase of Rail City.

(g)	Value of warrant to purchase 100,000 shares of Company common stock as calculated using the Black-Scholes valuation model, expected life of 5 years, 100% stock price volatility.

Statement of Operations

(o)	Decrease in interest expense due to the transaction with the Investor, which results in the elimination of $4.2 million in subordinated debt.

(p)	Increase of interest and deferred loan fee expense due to the addition of $40,184,000 new debt to finance the Rail City acquisition.

(q)	Increase in General and Administrative expense due to maintenance fees on slot player tracking system not previously allocated to Rail City by the parent company.

(r)	Slot machine participation payments made to third-parties previously classified as Cost of Gaming Operations reclassified to revenue to be consistent with our reporting.

(s)	Reclassify the estimated departmental costs of providing complimentary food and beverage to the department issuing the complimentary, primarily to casino department to be consistent with our reporting.

(t)	Reclassify food and beverage expense previously classified by Rail City as Cost of Gaming Operations or as General and Administrative to be consistent with our reporting.

(u)	Reclassify maintenance and utility costs from Cost of Gaming Operations to a separate category to be consistent with our reporting.

(v)	Elimination of depreciation expense recorded by Rail City and the addition of a revised expense with new basis and new useful lives.

(x)	Amortization of original issue discount due to the effect of a warrant to purchase 100,000 shares of Company common stock issued to the Investor (see also (g) above).

(y)	Assumes dilutive effect of conversion of $1.6 million convertible note issued to the Investor.

(z)	Tax effect of pro forma adjustments at 34%.

PLAN OF DISTRIBUTION

The Company is registering the shares on behalf of the selling shareholder. As used herein, “selling shareholder” includes donees, transferees and pledges selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholder. Sales of shares may be effected by the selling shareholder from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq Small Cap Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholder has advised us that he has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholder.

The selling shareholder may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholder and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling shareholder against certain liabilities, including liabilities arising under the Securities Act. The selling shareholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling shareholder may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholder that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

The selling shareholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

Upon us being notified by the selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of the selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon the company being notified by a selling shareholder that a donee or pledge intends to sell more than 500 shares, a supplement to this prospectus will be filed. We have advised the selling shareholder that the anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales of our shares offered by this prospectus.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation, Glendale, California.

VALIDITY OF COMMON STOCK

Schreck Brignone, Las Vegas, Nevada will pass on the validity of the issuance of the shares of common stock offered by this prospectus.

EXPERTS

The Sands Regent consolidated financial statements and the related financial statement schedule incorporated in this registration statement by reference from The Sands Regent Annual Report on Form 10-K/A (Amendment No. 1) for the year ended June 30, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The Plantation Investments, Inc. dba Rail City Casino financial statements as of June 30, 2003 and 2002 and for the years then ended included in this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expressed an unqualified opinion with respect to the financial statements of Plantation Investments, Inc. dba Rail City Casino and included an explanatory paragraph related to Plantation Investments, Inc. dba Rail City Casino’s lack of autonomy and allocated expenses from Alliance Gaming Corporation) appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LIMITATION ON LIABILITY AND DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

Our bylaws provide for indemnification of our directors and officers to the fullest extent permitted by law. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the company’s articles of incorporation and bylaws, each as amended to date, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling shareholder sells all the shares:

•	Our annual report on Form 10-K for the fiscal year ended June 30, 2003, filed on September 29, 2003, an amendment to our annual report on Form 10-K/A for the fiscal year ended June 30, 2003, filed on March 16, 2004;

•	Our quarterly reports on Form 10-Q for the quarters ended September 30, 2003 and December 31, 2003, filed on November 12, 2003 and February 17, 2004, an amendment to our quarterly report of Form 10-Q/A for the quarter ended December 31, 2003, filed on March 15, 2004;

•	Our current reports on Form 8-K filed on November 12, 2003, December 2, 2003, December 8, 2003, February 13 2004 and March 29, 2004; and

•	Description of Capital Stock contained in the our Registration Statement on Form S-1 filed with the Commission (No. 2-93453).

You can request a copy of these filings, at no cost, by writing or telephoning us at the following address:

The Sands Regent

Attn: Investor Relations

345 North Arlington Avenue

Reno, Nevada 89501

(775) 348-2200

You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. The selling shareholder will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-            ). That registration statement and the exhibits filed along with the registration statement contain more information about the shares sold by the selling shareholder. Because information about contracts referred to in this prospectus is not always complete, you should read the full contracts which are filed as exhibits to the registration statement. You may read and copy the full registration statement and its exhibits at the SEC’s public reference rooms or their web site.

PLANTATION INVESTMENTS, INC. D/B/A RAIL CITY CASINO

INDEX TO FINANCIAL STATEMENTS

Page
INDEPENDENT AUDITORS’ REPORT	F-1
FINANCIAL STATEMENTS:
Balance Sheets as of June 30, 2003 and 2002 and December 31, 2003 (unaudited)	F-2–F-3
Statements of Income and Retained Earnings for the Years Ended June 30, 2003 and 2002 and for the Six Months Ended December 31, 2003 and 2002 (unaudited)	F-4
Statements of Cash Flows for the Years Ended June 30, 2003 and 2002 and for the Six Months Ended December 31, 2003 and 2002 (unaudited)	F-5
Notes to Financial Statements	F-6–F-10

INDEPENDENT AUDITORS’ REPORT

Alliance Gaming Corporation:

We have audited the accompanying balance sheets of Plantation Investments, Inc. D/B/A Rail City Casino (a Nevada corporation and wholly owned subsidiary of Alliance Gaming Corporation) (the “Company”) as of June 30, 2003 and 2002, and the related statements of income and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 4, the accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from home-office items applicable to Alliance Gaming Corporation as a whole.

DELOITTE & TOUCHE LLP

Las Vegas, Nevada

August 4, 2003

PLANTATION INVESTMENTS, INC. D/B/A RAIL CITY CASINO

BALANCE SHEETS

(In thousands)

	June 30,		December 31, 2003
	2003	2002
ASSETS			(unaudited	)
CURRENT ASSETS:
Cash and cash equivalents	$1,596	$1,905	$1,922
Accounts receivable, net of allowance for doubtful accounts of $31, $28 and $37	40	7	5
Inventories	70	65	73
Prepaid expenses and other current assets	506	525	488
Deferred tax assets	76	177	99

Total current assets	2,288	2,679	2,587

PROPERTY AND EQUIPMENT:
Land and land improvements	2,716	2,714	2,715
Facilities and related improvements	6,521	6,296	6,622
Gaming equipment	4,878	3,776	5,308
Furniture, fixtures and equipment	1,614	1,081	1,688
Leasehold improvements	215	210	215
Construction in progress	48	29	40

	15,992	14,106	16,588
Less accumulated depreciation and amortization	(6,355)	(5,370)	(6,845)

	9,637	8,736	9,743

GOODWILL, net of accumulated amortization of $680, $680 and $680	1,754	1,754	1,754
INTANGIBLE ASSETS, net of accumulated amortization of $157, $140 and $166	259	276	250
DUE FROM PARENT	5,709	3,069	6,828

TOTAL ASSETS	$19,647	$16,514	$21,162

See accompanying notes to financial statements.

PLANTATION INVESTMENTS, INC. D/B/A RAIL CITY CASINO

BALANCE SHEETS

(In thousands, except share amounts)

	June 30,		December 31, 2003
	2003	2002
LIABILITIES AND STOCKHOLDER’S EQUITY			(unaudited	)
CURRENT LIABILITIES:
Accounts payable and bank overdrafts (includes bank overdrafts of $322, $465 and $79)	$508	$647	$236
Accrued liabilities	748	898	767

Total current liabilities	1,256	1,545	1,003
DEFERRED TAX LIABILITIES	189	76	307

Total liabilities	1,445	1,621	1,310

COMMITMENTS AND CONTINGENCIES
STOCKHOLDER’S EQUITY:
Common stock, no par value, 2,500 shares authorized, 100 shares issued and outstanding	—	—	—
Retained earnings	18,202	14,893	19,852

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$19,647	$16,514	$21,162

See accompanying notes to financial statements.

PLANTATION INVESTMENTS, INC. D/B/A RAIL CITY CASINO

STATEMENTS OF INCOME AND RETAINED EARNINGS

(In thousands)

	Year Ended June 30,		Six Months Ended December 31,
	2003	2002	2003	2002
			(unaudited)
REVENUES:
Gaming operations	$18,431	$17,461	$9,926	$8,950
Food and beverage	4,459	4,259	2,284	2,209
Other	302	290	134	126

Gross revenues	23,192	22,010	12,344	11,285
Less promotional allowances	(2,013)	(1,850)	(1,097)	(984)

Net revenues	21,179	20,160	11,247	10,301
COSTS AND EXPENSES:
Cost of gaming operations	11,435	11,172	6,061	5,730
General and administrative	2,500	2,422	1,365	1,220
Marketing and promotion	1,139	1,020	541	552
Depreciation and amortization	1,141	784	683	508

OPERATING INCOME	4,964	4,762	2,597	2,291
OTHER INCOME (EXPENSE), net	64	(2)	4	(2)

INCOME BEFORE PROVISION FOR INCOME TAXES	5,028	4,760	2,601	2,289
PROVISION FOR INCOME TAXES	(1,719)	(1,621)	(951)	(801)

NET INCOME	3,309	3,139	1,650	1,488
RETAINED EARNINGS, BEGINNING OF PERIOD	14,893	11,754	18,202	14,893

RETAINED EARNINGS, END OF PERIOD	$18,202	$14,893	$19,852	$16,381

See accompanying notes to financial statements.

PLANTATION INVESTMENTS, INC. D/B/A RAIL CITY CASINO

STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended June 30,		Six Months Ended December 31,
	2003	2002	2003	2002
			(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,309	$3,139	$1,650	$1,488
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,141	784	683	508
Gain on disposal of property and equipment	(65)	—	(4)	—
Deferred taxes	214	258	95	15
Provision for doubtful accounts	—	23	—	—
Change in operating assets and liabilities:
Accounts receivable	(33)	178	35	—
Inventories, prepaid expenses and other current assets	14	(69)	15	73
Accounts payable and bank overdrafts	(139)	117	(272)	(92)
Accrued liabilities	(150)	(17)	19	(33)

Net cash provided by operating activities	4,291	4,413	2,221	1,959

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment	(2,061)	(1,657)	(808)	(1,077)
Proceeds from disposal of property and equipment	101	—	32	—

Net cash used in investing activities	(1,960)	(1,657)	(776)	(1,077)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in amounts due from Parent	(2,640)	(2,379)	(1,119)	(936)

Net cash used in financing activities	(2,640)	(2,379)	(1,119)	(936)

CASH AND CASH EQUIVALENTS:
(Decrease) increase for period	(309)	377	326	(54)
Balance, beginning of period	1,905	1,528	1,596	1,905

Balance, end of period	$1,596	$1,905	$1,922	$1,851

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION-
Cash paid during the period for interest	$—	$—	$—	$—

Cash paid during the period for income taxes (net of $1,505, $1,363, $856 and $786 netted in Due From Parent for the years ended June 30, 2003 and 2002, and the six months ended December 31, 2003 and 2002)	$—	$—	$—	$—

See accompanying notes to financial statements.

PLANTATION INVESTMENTS, INC. D/B/A RAIL CITY CASINO

NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS

Financial Statement Presentation—The accompanying financial statements present the accounts of Plantation Investments, Inc. D/B/A Rail City Casino (“Rail City Casino” or the “Company”). The Company is wholly owned by Alliance Gaming Corporation (“Alliance” or the “Parent”).

Interim Financial Information—The financial information at December 31, 2003 and for the six months ended December 31, 2003 and 2002 is unaudited. However, such information reflects all adjustments (consisting solely of normal recurring adjustments) that are, in the opinion of management, necessary to a fair presentation of the financial position, results of operations and cash flows for the interim periods. The results of operations for the six months ended December 31, 2003 and 2002 are not necessarily indicative of the results that will be achieved for the entire year.

The Company — In April 1990, Alliance purchased, for an aggregate purchase price of $9.5 million, substantially all of the assets of the Rail City Casino (formerly the Plantation Station Casino) located near the border between the cities of Reno and Sparks in northern Nevada. The Rail City Casino is a 20,000 square-foot casino, which as of June 30, 2003, operated approximately 560 gaming devices, 8 table games, and live keno. In addition, Rail City Casino includes a 380-seat restaurant, and offers a race and sports book that is leased to an independent race and sports book operator.

Certain Risks and Uncertainties—The Company’s operations are dependent on the continued licensing or qualification of the Company. Such licensing and qualification are reviewed periodically by the gaming authorities in the State of Nevada.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less as cash equivalents. The carrying amount of cash and cash equivalents approximates its fair value.

The Company maintains zero-balance bank accounts that allow nightly cash balances to be automatically swept from its operating account to an Alliance account. Cash and cash equivalents primarily includes amounts held in gaming devices, vaults, cages or change banks, which totaled $1.6 million and $1.9 million at June 30, 2003 and 2002, respectively.

Accounts Receivable—Accounts receivable from customers are stated net of an allowance for doubtful accounts of $31,000 and $28,000 at June 30, 2003 and 2002, respectively.

Inventories—Inventories, which consist principally of merchandise and operating supplies, are stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment—Property and equipment are stated at cost and depreciated over the estimated useful lives or lease terms, if less, using the straight line method as follows: facilities and related improvements, 40 years; gaming equipment, 3-7 years; furniture, fixtures and equipment, 3-10 years; and leasehold improvements, 5-20 years. Significant replacements and improvements are capitalized; other maintenance and repairs are expensed. The cost and accumulated depreciation of assets retired or otherwise disposed of are eliminated from the accounts, and any resulting gain or loss is credited or charged to income as appropriate.

Goodwill—In July 2001, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, which required companies to cease amortizing goodwill and certain intangible assets with indefinite useful lives. Instead, goodwill and intangible assets deemed to have indefinite useful lives were to be reviewed for impairment upon the adoption of SFAS No. 142 and annually thereafter. In accordance with SFAS No. 142, goodwill was no longer amortized beginning with the year ended June 30, 2002. During the fourth quarter of fiscal year 2003, the Company performed its annual impairment assessment and determined that the goodwill recorded was not impaired.

Intangible Assets—Intangible assets consist primarily of costs associated with a land lease with the City of Sparks, which is amortized using a straight-line method through 2018. The Company continually evaluates whether events and circumstances indicate that the remaining estimated useful life of intangible assets may warrant revision. Amortization expense for the years ended June 30, 2003 and 2002 was approximately $17,000 for both years. Amortization expense of approximately $17,000 is expected annually through 2018.

Impairment of Long-Lived Assets—The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used are measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset, undiscounted and without interest. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Gaming Operations Revenues and Promotional Allowances—In accordance with industry practice, the Company recognizes as casino revenue the net win from gaming activities, which is the difference between gaming wins and losses. The retail value of food and beverage and other services furnished to customers on a complimentary basis is included in gross revenues and then deducted as promotional allowances.

Slot Play Incentives—The Company records sales incentives in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-22, Accounting for ‘Points’ and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future. EITF Issue No. 00-22 requires that sales incentives be recorded as a reduction of revenue rather than an operating expense. An accrual has been established based on an estimate of the outstanding value of these incentives utilizing the age and prior history of redemptions. This amount is reflected as a current liability in the accompanying balance sheets.

Advertising—Advertising costs are expensed the first time such advertisement appears. Total advertising costs (including direct mail marketing) were approximately $1,139,000 and $1,020,000 for the years ended June 30, 2003 and 2002, respectively.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes—The Company is included in the consolidated tax return of Alliance. The Company operates under an informal tax sharing agreement with Alliance. The Company computes its income tax expense based on its separate stand-alone operating results using the asset and liability method. Current taxes payable are remitted to Alliance. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Recently Issued Accounting Pronouncement—In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Company has determined that SFAS No. 150 will not have a material impact on its financial position and results of operations.

2.	INCOME TAXES

The components of the Company’s income tax provision for the years ended June 30, 2003 and 2002 are as follows (in thousands):

	2003	2002
Federal income tax expense:
Current	$1,505	$1,363
Deferred	214	258

Total provision for income taxes	$1,719	$1,621

A reconciliation of the Company’s income tax provision as compared to the tax provision calculated by applying the statutory federal tax rate (35%) to the income before provision for income taxes for the years ended June 30, 2003 and 2002 is as follows (in thousands):

	2003	2002
Computed expected income tax expense at 35%	$1,760	$1,666
Effect of graduated tax rates	(44)	(40)
General business credit carryforward	—	(18)
Permanent differences	3	13

	$1,719	$1,621

The major components of the deferred tax assets and liabilities as of June 30, 2003 and 2002 are presented below (in thousands):

	2003	2002
Deferred tax assets:
General business credit carryforward	$173	$173
Allowance for doubtful accounts	11	10
Accruals not currently deductible for tax purposes	65	167
Intangible assets, due principally to amortization differences	4	3

Total gross deferred tax assets	253	353

Deferred tax liabilities:
Property and equipment, due principally to depreciation differences	209	113
Other	157	139

Total gross deferred tax liabilities	366	252

Net deferred tax (liabilities) assets	$(113)	$101

Management has considered certain tax planning strategies as permitted by SFAS No. 109, Accounting for Income Taxes. Management has determined that tax benefits associated with recorded deferred tax assets, net of valuation allowance, are more likely than not realizable through future taxable income and future reversals of existing taxable temporary differences.

3.	COMMITMENTS AND CONTINGENCIES

The Company is a litigant in legal matters arising in the normal course of business. In the opinion of management, all pending legal matters are either adequately covered by insurance or, if not insured, will not have a material adverse effect on the financial position or the results of operations of the Company.

The Company leases land from the City of Sparks, which is utilized as a parking lot for the Company. The lease specifies minimum annual lease payments of $2,500 per year through the year 2028. Such amounts increase each year based on the Consumer Price Index, as defined in the lease and were approximately $5,300 for the year ended June 30, 2003. Total operating rental expense was approximately $30,000 and $34,000 for the years ended June 30, 2003 and 2002, respectively.

4.	RELATED PARTY TRANSACTIONS

Employees of the Company are eligible to participate in the Alliance Gaming Corporation 401(k) Savings Plan after meeting certain age and length of employment requirements. The Alliance Board of Directors elects each year to make discretionary matching contributions to all subsidiary participants. The matching contributions for employees of the Company totaled approximately $49,000 for each of the years ended June 30, 2003 and 2002, respectively.

The Company is included with Alliance and its other domestic subsidiaries for general liability, theft, errors and omissions and other insurance purposes. Costs for such coverage are allocated to Alliance subsidiaries based on relative levels of budgeted revenues. Insurance costs allocated to the Company totaled approximately $55,000 and $42,000 for the years ended June 30, 2003 and 2002, respectively.

The net amounts due from Alliance totaled $5.7 million and $3.1 million as of June 30, 2003 and 2002, respectively and represent cash remitted to the Parent under a centralized cash management program offset by allocated expenses described above. Such amounts are non-interest bearing.

5.	SUBSEQUENT EVENT (UNAUDITED)

On December 8, 2003, Alliance announced that it had entered into an agreement for the sale of its Rail City Casino for consideration consisting of $35 million in cash and a $3.0 million note. The sale is expected to close in early to mid calendar 2004.

846,012 SHARES OF COMMON STOCK

THE SANDS REGENT

PROSPECTUS

April 15, 2004

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than contained or incorporated by reference in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has not been any change in the affairs of the Company since the date hereof.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following sets forth the estimated costs and expenses, all of which shall be borne by the Registrant, in connection with the offering of the securities pursuant to this Registration Statement:

Registration Fee	$881.11
Legal Fees and Expenses	$10,000.00	*
Accounting Fees	$20,000.00	*
Printer Fees	$5,000.00	*

Total	$35,881.11	*

*	Estimated.

Item 15. Indemnification of Directors and Officers.

Article X of the Company’s Articles of Incorporation limits the liability of the Company’s directors and officers. It provides that a director or officer of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. It also provides that any repeal or modification of the foregoing provision by the stockholders of the Company will be prospective only, and will not adversely affect any limitation on the personal liability of a director or officer of the Company existing at the time of such repeal or modification.

Since the adoption of Article X, however, Nevada Revised Statutes Section 78.300 has been repealed. In this regard, Nevada Revised Statutes Section 78.138 currently provides that a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law. To the extent that Article X of the Company’s Articles of Incorporation would be deemed to be inconsistent with Section 78.138, the provisions of such statute should control.

Additionally, Nevada Revised Statutes Sections 78.7502 and 78.751 permits the Company to indemnify its directors and officers as follows:

1.	A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except any action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he (i) is not liable pursuant to Section 78.138 or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to Section 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he (i) is not liable pursuant to 78.138 or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines, upon application, that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.	To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2 above, or in defense of any claim, issue or matter herein, he must be indemnified by the corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

4.	Any indemnification under subsections 1 and 2 above, unless offered by a court or advanced pursuant to subsection 5 below, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)	By the stockholders;

(b)	By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

(c)	If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d)	If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5.	The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

6.	The indemnification and advancement of expenses authorized in or ordered by a court pursuant to Nevada Revised Statutes Section 78.7502 and Section 78.751:

(a)

Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 above or for the advancement of expenses made pursuant to subsection 5 above, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

(b)	Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

The Company’s bylaws provide for mandatory indemnification of directors and officers generally consistent with the foregoing provisions of the Nevada Revised Statutes. In addition, the Company has entered into agreements with its directors which provide for indemnification to the fullest extent allowed by applicable law.

Item 16. Exhibits.

Exhibits:	Description

4.1	Secured Convertible Note dated as of March 25, 2004, by and among The Sands Regent and David R. Belding (Incorporated by reference from the Company’s Current Report on Form 8-K, filed March 29, 2004, File No. 000-14050).

4.2	Warrant to Purchase Common Stock dated as of March 25, 2004, by and among The Sands Regent and David R. Belding (Incorporated by reference from the Company’s Current Report on Form 8-K, filed March 29, 2004, File No. 000-14050).

5.1	Opinion of Schreck Brignone

10.1	Stock and Warrant Purchase Agreement dated as of March 25, 2004, by and among The Sands Regent and David R. Belding (Incorporated by reference from the Company’s Current Report on Form 8-K, filed March 29, 2004, File No. 000-14050).

10.2	Security Agreement dated as of March 25, 2004, by and among Last Chance, Inc., The Sands Regent and David R. Belding (Incorporated by reference from the Company’s Current Report on Form 8-K, filed March 29, 2004, File No. 000-14050).

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Schreck Brignone (included in Exhibit 5.1).

24.1	Power of Attorney (included in the signature page to this Registration Statement.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno, State of Nevada, on April 15, 2004.

THE SANDS REGENT

By:	/s/ Ferenc B. Szony

FerencB. Szony President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of The Sands Regent, do hereby constitute and appoint Ferenc B. Szony and Robert J. Medeiros, or either of them, our true and lawful attorneys-in-fact and agents, each with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents, or either of them, may deem necessary or advisable to enable The Sands Regent to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ferenc B. Szony Ferenc B. Szony	President and Chief Executive Officer (principal executive officer)	April 15, 2004

/s/ Robert J. Medeiros Robert J. Medeiros	Chief Operating Officer and Principal Accounting Officer (principal financial and principal accounting officer)	April 15, 2004

/s/ Jon N. Bengtson Jon N. Bengtson	Chairman of the Board	April 15, 2004

/s/ Pete Cladianos, III Pete Cladianos, III	Director and Secretary	April 15, 2004

/s/ Douglas Hayes Douglas Hayes	Director	April 15, 2004

/s/ David R. Grundy David R. Grundy	Director	April 15, 2004

/s/ Louis J. Phillips Louis J. Phillips	Director	April 15, 2004

/s/ Larry Tuntland Larry Tuntland	Director	April 15, 2004

S-1

EXHIBIT INDEX

Exhibits:	Description

4.1	Secured Convertible Note dated as of March 25, 2004, by and among The Sands Regent and David R. Belding (Incorporated by reference from the Company’s Current Report on Form 8-K, filed March 29, 2004, File No. 000-14050).

4.2	Warrant to Purchase Common Stock dated as of March 25, 2004, by and among The Sands Regent and David R. Belding (Incorporated by reference from the Company’s Current Report on Form 8-K, filed March 29, 2004, File No. 000-14050).

5.1	Opinion of Schreck Brignone

10.1	Stock and Warrant Purchase Agreement dated as of March 25, 2004, by and among The Sands Regent and David R. Belding (Incorporated by reference from the Company’s Current Report on Form 8-K, filed March 29, 2004, File No. 000-14050).

10.2	Security Agreement dated as of March 25, 2004, by and among Last Chance, Inc., The Sands Regent and David R. Belding (Incorporated by reference from the Company’s Current Report on Form 8-K, filed March 29, 2004, File No. 000-14050).

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Schreck Brignone (included in Exhibit 5.1).

24.1	Power of Attorney (included in the signature page to this Registration Statement.